                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549


                                  FORM 11-K

                                ANNUAL REPORT


        Pursuant to Section 15(d) of the Securities Exchange Act of 1934
        ----------------------------------------------------------------


                  For the fiscal year ended December 31, 1994


                          Commission File No.  0-14139


  A:  Full title of the Plan:

        VWR CORPORATION INVE$TOR TAX SAVINGS INVESTMENT PLAN

  B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                               VWR CORPORATION
                         Goshen Corporate Park West
                             1310 Goshen Parkway
                           West Chester, PA  19380

                             REQUIRED INFORMATION

VWR CORPORATION INVE$TOR TAX SAVINGS INVESTMENT PLAN

Financial Statements, Schedules, and Exhibits

December 31, 1994



Financial Statements and Schedules                                   PAGE


Report of Independent Auditors............................................4
Statements of Net Assets Available for Benefits...........................5
Statements of Changes in Net Assets Available for Benefits  ..............6
Notes to Financial Statements.............................................7
Supplemental Schedules
  Schedule I--Assets Held For Investment.................................14
  Schedule II--Reportable Transactions...................................16

Exhibits

Consent of Independent Auditors..........................................17

                         SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   VWR CORPORATION
                                   ---------------
                                     (Registrant)

Date: June 28, 1995          BY (SIGNATURE)
                                                Walter S. Sobon
                                                Vice President Finance
                                                (Principal Financial Officer)

REPORT OF INDEPENDENT AUDITORS

VWR Pension Plan Committee
VWR Corporation Inve$tor Tax Savings Investment Plan


We have audited the accompanying statements of net assets available for benefits of the VWR Corporation Inve$tor Tax Savings Investment Plan (the
Plan) as of December 31, 1994 and 1993, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1994 and 1993, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of December 31, 1994, and of reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.



Philadelphia, Pennsylvania
June 9, 1995


                                                 BY (SIGNATURE)
                                                 ERNST & YOUNG LLP

VWR CORPORATION INVE$TOR TAX SAVINGS INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS



                                               December 31,
                                            1994         1993
                                            ----         ----
ASSETS

  Investments, at fair value              $16,453,386  $16,895,563
  Dividends receivable                         21,130       44,735
  Receivable-Miscellaneous                      4,695
                                            ----------  ----------
                           TOTAL ASSETS    16,479,211   16,940,298

LIABILITIES - Miscellaneous                    17,673       35,309
                                            ---------   ----------

NET ASSETS AVAILABLE FOR BENEFITS         $16,461,538  $16,904,989
                                          ===========  ===========



See notes to financial statements.

VWR CORPORATION INVE$TOR TAX SAVINGS INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS



                                                Year Ended December 31,
                                                1994              1993
                                                ----              ----
ADDITIONS:
Investment income:
  Interest                                    $   104,465      $    74,034
  Dividends                                       168,664          168,222
                                               ----------       ----------
                                                  273,129          242,256
Contributions to the Plan:
  Employee                                      2,131,203        1,762,042
  Employer                                        527,273          639,028
  Employee rollovers                              235,856          159,101
                                                ---------       ----------
                                                3,167,461        2,802,427
DEDUCTION:
Payments to participants                        1,529,431          559,875
                                                ---------       ----------
                                                1,638,030        2,242,552
Net appreciation/(depreciation) in fair
  value of investments                         (2,081,481)         555,692
                                                ---------       ----------
   INCREASE/(DECREASE) IN NET ASSETS            (443,451)        2,798,244

Net assets available for benefits at
  beginning of year                            16,904,989       14,106,745
                                               ----------       ----------
NET ASSETS AVAILABLE FOR BENEFITS
  AT END OF YEAR                              $16,461,538      $16,904,989
                                              ===========      ===========

See notes to financial statements.

VWR CORPORATION INVE$TOR TAX SAVINGS INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 1994

NOTE A -- SIGNIFICANT ACCOUNTING POLICIES

Valuation of Investments: Investments are stated at fair value. Securities traded on a national securities exchange, and government securities are valued at the last reported sales price on the last business day of the VWR Corporation Inve$tor Tax Savings Investment Plan (the Plan) year. The fair value of the participation units owned by the Plan in common trust funds is based on quoted redemption values on the last business day of the Plan year.

Administrative Expenses: Substantially all administrative expenses and trustee fees were paid by the Plan's sponsor, VWR Corporation (VWR).

NOTE B -- DESCRIPTION OF THE PLAN

The Plan is a contributory, defined contribution investment plan for all salaried personnel. Union employees are also eligible, provided the union also participates in VWR's health insurance and pension plans.

Employees may contribute up to 12% of their compensation to the Plan. VWR contributes an amount equal to 50% (after deducting VWR's health care contribution) of each employee's contribution up to 3% of each employee's compensation. Employees may elect to allocate a portion of their contribution to a health care fund, to meet future medical expenses. VWR will match 100% of any amounts that participants allocate to the health care fund, limited to 20% of the first 3% of each employee's compensation. Depending on VWR's profitability in any year, VWR may make an additional employer contribution on behalf of each participant who is employed on March 31 of the following year. The additional employer contribution shall equal a specified percentage, determined by VWR each year, of the participant's contribution for the previous Plan year.

Employee contributions to the Plan are invested at the discretion of the participants in any or all of the following funds in a minimum of 1% increments: The VWR Corporation Stock Fund, the Asset Allocation Fund, the Bond Index Fund, the Money Market Fund, the S&P 500 Stock Fund, or the U. S. Treasury Allocation Fund (the Funds). Employer contributions are invested solely in the VWR Corporation Stock Fund. Participants over age 55 may elect to have employer contributions transferred from the VWR Corporation Stock Fund to an alternative Fund. All Fund investments are managed by a trustee at the direction of the plan administrator and the Pension Committee of the Plan.

Employee contributions vest immediately while VWR's contributions vest at a rate of 20% per year of service. Should the Plan terminate at some future time, all assets of the Plan will be available to participants, and the rights of all participants shall become 100% vested at that time.

Participants who are employees are eligible to borrow from their account as limited by Section 72(p)(2) of the Internal Revenue Code and certain other conditions as described in the Plan document. Interest is accrued at the prime lending rate on the date of loan disbursement plus 1%.



NOTE C -- DESCRIPTION OF FUNDS

Individual accounts are maintained for Plan participants that reflect their respective contributions and related employer contributions and any earnings or losses on the Plan's investments.

The Plan is divided into six investment funds and a loan fund:

  VWR Corporation Stock Fund:  This fund invests in VWR Common Stock.

  Asset Allocation Fund: This fund invests in common stocks, U. S. Treasury bonds, and money market instruments.

  Bond Index Fund:   This fund invests in high-grade bonds issued by the U.S.
Government, domestic corporations, and other issuers.

  Money Market Fund: This fund invests in instruments with maturities of less than one year, including: U. S. Government and Agency obligations, fixed time deposits, bankers' acceptances, bank obligations, short-term corporate debt instruments, repurchase agreements, and loan participations.

  S&P 500 Stock Fund: This fund invests in substantially the same stocks in the same proportions that comprise the S&P 500 Index itself.

  U.S. Treasury Allocation Fund: This Fund invests in three types of fixed-income securities: long-term U. S. Treasury bonds, intermediate-term
U. S. Treasury notes, and 90-day U. S. Treasury bills.

  Loan Fund: This fund consists of the principal balance of loans outstanding to plan participants.

NOTE D -- INVESTMENTS

The Plan purchased 130,665 shares of VWR Common Stock for $1,325,319 during 1994 and 108,110 shares for $1,431,128 during 1993. The Plan purchased securities from Wells Fargo Bank, a party in interest, for $4,560,282 during 1994 and $4,318,267 during 1993.

During 1994 and 1993, the Plan's investments, including investments bought and sold as well as held during the year, appreciated (depreciated) in fair value as follows:

                                            Net
                                        Appreciation
                                       (Depreciation)            Fair Value
                                        in Fair Value              at End
                                        During Year               of Year
                                        -------------            ----------
Year ended December 31, 1994
VWR Corporation Stock Fund                $(1,813,049)          $ 4,586,074
Money Market Fund                                                 1,646,370
Asset Allocation Fund                        (123,718)            4,443,650
Bond Index Fund                               (19,534)              576,126
S&P 500 Stock Fund                             27,169             2,477,884
U.S. Treasury Allocation Fund                (152,349)            2,063,382
Sweep Account                                                        17,673
Loan Fund                                                           642,227
                                          -----------           -----------
                                          $(2,081,481)          $16,453,386
                                          ===========           ===========

Year ended December 31, 1993
VWR Corporation Stock Fund                $  (519,369)          $ 5,485,040
Money Market Fund                                                 1,407,991
Asset Allocation Fund                         541,589             4,528,855
Bond Index Fund                                47,199               529,965
S&P 500 Stock Fund                            177,536             2,149,351
U.S. Treasury Allocation Fund                 308,737             2,275,328
Sweep Account                                                        14,613
Loan Fund                                                           504,420
                                          -----------           -----------
                                          $   555,692           $16,895,563
                                          ===========           ===========

The fair values of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                     December 31,
                                              1994                   1993
                                              ----                   ----
VWR Corporation -- common stock           $ 4,490,066          $  5,387,048
Asset Allocation Fund                       4,443,650             4,528,855
Money Market Fund                           1,646,370             1,407,991
S&P 500 Stock Fund                          2,477,884             2,149,351
U.S. Treasury Allocation Fund               2,063,382             2,275,328


At December 31, 1994, the Plan held 528,243 shares of VWR Corporation common stock at a market price of $8.50 per share. On June 9, 1995, the market price per share of VWR's common stock was $10.50.

NOTE E -- PAYMENTS TO PARTICIPANTS

Participants are entitled to their vested benefits upon termination from the Plan. Unvested employer contributions are forfeited upon termination and offset against employer contributions. However, if participants re-enter the Plan within a five-year period, the unvested amount is added back to their respective accounts upon repayment of amounts previously distributed to participants.

NOTE F -- INCOME TAX STATUS

The Internal Revenue Service has ruled that the Plan, as amended in 1990, qualifies under Section 401(a) of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax law. The plan administrator believes the Plan, as amended in 1991 and 1994, also qualifies under Section 401(a) of the IRC and has filed for a determination by the Internal Revenue Service. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Pension Committee is not aware of any course of action or series of events that might adversely affect the Plan's qualified status.


NOTE G - - STOCK ISSUANCE AND ACQUISITION

On April 13, 1995 VWR issued and sold to EM Laboratories, Incor-porated, ("EML") 1,818,181 Common Shares at $11.00 per share and a warrant exercisable to purchase an additional 967,015 Common Shares at $11.00 per share.

On May 24, 1995, VWR entered into an Asset Purchase Agreement to acquire substantially all of the assets of Baxter Healthcare Corporation's Industrial Distribution Business for $400,000,000. The acquisition is expected to be financed through the issuance of 6,832,797 Common Shares of VWR stock to EML at $12.44 per share; the exercise of the 967,015 warrants to purchase Common Shares at $11.00 per share by EML; the purchase by EML of a $135,000,000 subordinated note payable by VWR (interest in the first year is payable in approximately 1,411,000 shares of the VWR's
Common Stock) and proceeds from a $285,000,000 credit facility which will replace VWR's existing credit facility.

After giving effect to the above transactions, EML's beneficial ownership of Common Shares will be approximately 49.9%; however, pursuant to a standstill agreement, EML cannot further increase its ownership without the approval by a majority of the directors of VWR not affiliated with EML. The above Common Share transactions after April 13, 1995 are subject to shareholder approval and the aquisition is conditioned on customary regulatory approvals and the completion of due diligence procedures.

 NOTE H--NET ASSETS AVAILABLE FOR BENEFITS BY FUND
 December 31, 1994

                                                     Asset      Bond                U.S. Treasury
                      VWR Corporation    Money     Allocation   Index    S&P 500     Allocation    Sweep
                        Stock Fund    Market Fund    Fund       Fund    Stock Fund     Fund       Account  Loan Fund   Total
                        ----------   ------------ ----------  --------  ----------  ----------    ------   --------- ----------
ASSETS
  Investments, at fair
     value               $4,586,074  $1,646,370 $4,443,650   $ 576,126  $2,477,884  $2,063,382    $ 17,673  $642,227 $16,453,386
  Dividend receivable        21,130                                                                                       21,130
  Receivable-Miscellaneous    4,695                                                                                        4,695
                         ----------   --------- ----------   ---------  ----------  ----------  ----------  -------- -----------
TOTAL ASSETS BY FUND      4,611,899   1,646,370  4,443,650     576,126   2,477,884   2,063,382      17,673   642,227  16,479,211

LIABILITIES-Miscellaneous                                                                           17,673                17,673
                         ----------   --------- ----------   ---------  ----------- ----------  ----------  -------- -----------
NET ASSETS AVAILABLE
  FOR BENEFITS           $4,611,899  $1,646,370 $4,443,650  $  576,126  $2,477,884  $2,063,382   $          $642,227 $16,461,538
                         ==========  ========== ==========  ==========  ==========  ==========   =========  ======== ===========






 NOTE H--NET ASSETS AVAILABLE FOR BENEFITS BY FUND
 December 31, 1993

                                                    Asset      Bond                U.S. Treasury
                      VWR Corporation    Money     Allocation   Index    S&P 500     Allocation    Sweep
                        Stock Fund    Market Fund    Fund       Fund    Stock Fund     Fund       Account  Loan Fund   Total
                        ----------   ------------ ----------  --------  ----------  ----------    ------   --------- ----------

ASSETS
  Investments, at fair   $5,485,040  $1,407,991 $4,528,855  $  529,965  $2,149,351  $2,275,328   $  14,613  $504,420 $16,895,563
     value
  Dividend receivable        44,735                                                                                       44,735
                         ----------  ---------- ----------   ---------  ----------  ----------    --------  -------- -----------
TOTAL ASSETS BY FUND      5,529,775   1,407,991  4,528,855     529,965   2,149,351   2,275,328      14,613   504,420  16,940,298

LIABILITIES-Miscellaneous    20,696                                                                 14,613                35,309
                         ----------  ---------- -----------  ---------  ----------  ----------    --------  --------  ----------
NET ASSETS AVAILABLE
  FOR BENEFITS           $5,509,079  $1,407,991  $4,528,855  $ 529,965  $2,149,351  $2,275,328    $         $504,420 $16,904,989
                         ==========  ==========  ==========  =========  ==========  ==========    ========  ======== ===========



 NOTE I - CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY FUND
 Year Ended December 31, 1994
                            VWR        Money        Asset      Bond                 U.S. Treasury
                        Corporation    Market     Allocation   Index    S&P 500      Allocation    Sweep      Loan
                         Stock Fund     Fund        Fund       Fund      Fund          Fund       Account     Fund       Total
                        -----------    --------   ---------   -------   ---------     ---------   --------  --------  ----------
ADDITIONS:
Investment income:
  Interest                $   7,339    $ 62,796   $  13,086   $ 2,671   $   7,631     $  8,932    $ 2,010   $         $  104,465
  Dividend income           168,664                                                                                      168,664
                          ---------    --------   ---------   -------   ----------    --------    -------   --------   ---------
                            176,003      62,796      13,086     2,671       7,631        8,932      2,010                273,129

Contributions to the Plan:
  Employee                  302,024     360,909     648,609    90,572     382,226      346,863                         2,131,203
  Employer                  527,273                                                                                      527,273
  Employee rollovers         98,491       5,074      30,107    12,000      68,685       21,499                           235,856
                          ---------    --------   ---------   -------   ---------     --------    -------   --------   ---------
                          1,103,791     428,779     691,802   105,243     458,542      377,294      2,010              3,167,461
DEDUCTION:
Payments to participants    318,598     433,743     265,015    66,430     180,466      253,384     11,795              1,529,431
                          ---------    --------   ---------   -------   ---------     --------    -------   --------    ---------
                            785,193      (4,964)    426,787    38,813     278,076      123,910     (9,785)             1,638,030
Loans to participants       (84,208)    (49,650)   (119,269)  (25,545)    (76,493)     (92,837)             448,002
Loan payments from
  participants               50,214      29,056      89,538    18,274      52,215       61,113      9,785  (310,195)
Net appreciation
  (depreciation) in fair
  value of investments   (1,813,049)              (123,718)   (19,534)     27,169     (152,349)                       (2,081,481)
Transfers among funds at
  request of participants   164,670     263,937   (358,543)    34,153      47,566     (151,783)
                            -------    --------    --------   -------   ----------    --------    -------  --------   ----------
INCREASE(DECREASE) in
     NET ASSETS            (897,180)    238,379    (85,205)    46,161     328,533     (211,946)             137,807     (443,451)
Net assets available for
  benefits at beginning
  of year                 5,509,079   1,407,991   4,528,855   529,965   2,149,351    2,275,328              504,420   16,904,989
                          ---------   ---------   ---------  --------   ---------    ---------    -------  --------   ----------
Net assets available for
  benefits at end
  of year                $4,611,899  $1,646,370  $4,443,650  $576,126 $ 2,477,884   $2,063,382  $          $642,227  $16,461,538
                         ==========  ==========  ==========  ========  ==========   ==========   ========  ========  ===========




  NOTE I - CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY FUND - CONTINUED
  Year ended December 31, 1993
                            VWR                      Asset      Bond               U.S. Treasury
                        Corporation    Money      Allocation    Index   S&P 500      Allocation    Sweep     Loan
                         Stock Fund   Market Fund    Fund       Fund      Fund          Fund      Account    Fund        Total
                         ----------   ----------- ----------  --------- ---------    ----------   --------   ----        -----
ADDITIONS:
Investment income:
  Interest                $   4,597    $ 41,400   $  10,423   $ 1,334   $   5,935     $  6,247    $ 4,098  $         $    74,034
  Dividend income           168,222                                                                                      168,222
                          ---------    --------   ---------   -------   ----------    --------    -------  --------   ----------
                            172,819      41,400      10,423     1,334       5,935        6,247      4,098                242,256

Contributions to the Plan:
  Employee                  170,799     239,588     599,320    86,154     337,354      328,827                         1,762,042
  Employer                  639,028                                                                                      639,028
  Employee rollovers         43,116      19,958      70,946     1,001       8,450       15,630                           159,101
                          ---------    --------   ---------   -------   ---------     --------    -------  --------   ----------
                          1,025,762     300,946     680,689    88,489     351,739      350,704      4,098              2,802,427
DEDUCTION:
Payments to participants    172,212     111,672     136,298    20,579      25,098       65,401     28,615                559,875
                          ---------    --------   ---------   -------   ---------     --------    -------  --------    ---------
                            853,550     189,274     544,391    67,910     326,641      285,303    (24,517)             2,242,552
Loans to participants       (57,635)    (32,471)   (103,828)  (17,531)    (65,159)     (70,658)      (745)  348,027
Loan payments from
  participants               30,301      21,435      68,697     8,794      39,124       41,180     25,262  (234,793)
Net appreciation
  (depreciation) in fair
  value of investments     (519,369)                541,589    47,199     177,536      308,737                           555,692
Transfers among funds at
  the request of participants 1,810    (138,700)    105,007    16,952     (33,527)      48,458
                            -------    --------    --------   -------   ----------    --------    -------  --------   ----------
INCREASE IN NET ASSETS      308,657      39,538   1,155,856   123,324     444,615      613,020              113,234    2,798,244

Net assets available for
  benefits at beginning
  of year                 5,200,422   1,368,453   3,372,999   406,641   1,704,736    1,662,308              391,186   14,106,745
                          ---------   ---------   ---------  --------   ---------    ---------    -------  --------   ----------
Net assets available for
  benefits at end
  of year                $5,509,079  $1,407,991  $4,528,855  $529,965  $2,149,351   $2,275,328   $        $ 504,420  $16,904,989
                         ==========  ==========  ==========  ========  ==========   ==========   ======== =========  ===========




SCHEDULE J--ASSETS HELD FOR INVESTMENT

VWR CORPORATION INVE$TOR TAX SAVINGS INVESTMENT PLAN
December 31, 1994
                     VWR Corporation             Money                 Asset                   Bond           S&P 500
                       Stock Fund             Market Fund         Allocation Fund           Index Fund       Stock Fund
                       ----------             -----------         ---------------           ----------       -----------
Identity of Issuer,            Current                Current               Current               Current             Current
 Fund, or Borrower  Cost        Value      Cost        Value     Cost        Value        Cost    Value    Cost       Value
- ------------------- ----       -------     ----        -------   ----        ----         ----    ------   -----      -------
*VWR Common Stock
 528,243 shares    $5,279,475  $4,490,066

*Wells Fargo Bank
 Money Market Fund
 132,941 units                            $1,646,370  $1,646,370

*Wells Fargo Bank
 Asset Allocation Fund
 298,632 units                                                   $3,928,071  $4,443,650

*Wells Fargo Bank
 Bond Index Fund
 47,811 units                                                                           $538,395  $576,126

*Wells Fargo Bank
 S&P 500 Stock Fund
 150,631 units                                                                                             $2,207,160 $2,477,884

*Wells Fargo Bank
 U.S. Treasury
 Allocation Fund
 150,283 units

Loans outstanding to
 fund participants,
 bearing interest
 ranging from 7%
 to 11.33%

*Wells Fargo
 Bank Daily
 Money Market Fund     52,835      52,835

Cash                   43,173      43,173
                   ----------  ---------- ----------  ---------- ----------  ---------- --------  -------- ---------- ----------
                   $5,375,483  $4,586,074 $1,646,370  $1,646,370 $3,928,071  $4,443,650 $538,395  $576,126 $2,207,160 $2,477,884
                   ==========  ========== ==========  ========== ==========  ========== ========  ======== ========== ==========

*  Party in interest

VWR CORPORATION INVE$TOR TAX SAVINGS INVESTMENT PLAN

December 31, 1994
                            U.S. Treasury            Sweep
                           Allocation Fund          Account            Loan Fund             Total
Identity of Issuer,        ---------------         ----------          ---------             -----
  Fund, or Borrower                  Current               Current           Current                Current
- -------------------      Cost        Value       Cost      Value     Cost    Value     Cost         Value
                         ----        -------     ----      -------   ----    -------   ----         -------

*VWR Common Stock
  528,243 shares                                                                       $ 5,279,475   $4,490,066

*Wells Fargo Bank
  Money Market Fund
  132,941 units                                                                          1,646,370    1,646,370

*Wells Fargo Bank
  Asset Allocation Fund
  298,632 units                                                                          3,928,071    4,443,650

*Wells Fargo Bank
  Bond Index Fund
  47,811 units                                                                             538,395      576,126

*Wells Fargo Bank
  S&P 500 Stock Fund
  150,631 units                                                                          2,207,160    2,477,884

*Wells Fargo Bank
  U.S. Treasury
  Allocation Fund
  150,283 units          $1,865,728  $2,063,382                                          1,865,728    2,063,382

Loans outstanding to
  fund participants
  bearing interest
  ranging from 7%
  to 11.33%                                                          $642,227 $642,227     642,227      642,227

*Wells Fargo
  Bank Daily
  Money Market Fund                              $ 17,673  $ 17,673                        70,508        70,508

Cash                                                                                       43,173        43,173
                         ----------- ----------  --------  --------  -------- --------  ----------   ----------
                         $1,865,728  $2,063,382  $ 17,673  $ 17,673  $642,227 $642,227 $16,221,107  $16,453,386
                         ==========  ==========  ========  ========  ======== ========  ==========   ==========

  * Party in interest

SCHEDULE II -- REPORTABLE TRANSACTIONS

  VWR CORPORATION INVE$TOR TAX SAVINGS INVESTMENT PLAN
  Year Ended December 31, 1994

                                                 Number                Gain
                         Number of    Total        of       Total     (Loss)
                         Purchases  Purchases    Sales      Sales     on Sale
                         ---------  ---------    ------     -----     -------


Category (iii) -- A series of transactions in excess of 5% of Plan Assets
- -------------------------------------------------------------------------
*VWR Corporation
  Common Stock             104      $1,325,319     68       $406,463  $(16,149)

*Wells Fargo Bank
  Asset Allocation Fund     84         654,311     86        615,799    73,435

*Wells Fargo Bank
  S&P 500 Stock Fund        82         650,203     73        348,839    40,929

*Wells Fargo Bank
  U.S. Treasury
  Allocation Fund           79         451,145     88        510,743    63,154

*Wells Fargo Bank
  Money Market Fund         78         843,989     71        605,610

*Wells Fargo Bank Daily
  Money Market Fund        148       1,854,419    183      1,896,516




There were no category (i), (ii), or (iv) reportable transactions during the year ended December 31, 1994.
- -----------------------------------------------------------------------

*  Party in interest transactions but not prohibited transactions.